Filed pursuant to Rule 424(b)(3)
under the Securities Act of 1933
Registration Statement No. 333-191004

PROSPECTUS SUPPLEMENT
Dated November 12, 2013
to the Prospectus dated October 30, 2013

CITIZENS INDEPENDENT BANCORP, INC.

554,631 Common Shares, including up to 369,754 Common Shares, issuable upon the exercise of Subscription Rights and Warrants to purchase up to 184,877 Common Shares

This prospectus supplement corrects certain information set forth in the “Management — Compensation of Executive Officers — Pension Plan” and the “Security Ownership of Certain Beneficial Owners and Management” sections of the Prospectus, dated October 30, 2013 (the “Prospectus”).

The disclosure under “Management — Compensation of Executive Officers — Pension Plan” on page 91 of the Prospectus is revised in its entirety, as follows:

Pension Plan. The Company offered a defined benefit retirement plan to eligible personnel employed prior to December 2009, when the plan was frozen for both new participants and the accrual of additional benefits. As of December 31, 2012, 38 current and former employees are due benefits from the plan with a projected liability of $1.4 million and required additional funding of $921,000. Management believes that a plan has been put in place to ensure the pension plan is fully funded over the next ten years.

The “Security Ownership of Certain Beneficial Owners and Management” section on page 93 of the Prospectus is replaced in its entirety, as follows:

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table details the beneficial ownership of our common shares by: (1) each of our directors, (2) each of our named executive officers, (3) all of our directors and named executive officers as a group, and (4) each person, group or entity known to us to own beneficially more than 5% of our outstanding common shares.

Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person possesses sole or shared voting or investment power and options that are currently exercisable or exercisable within 60 days. The ownership information of each director and officer, as the case may be, is based upon our records with respect to beneficial ownership. Except as otherwise indicated in the footnotes to this table, we believe that the beneficial owners of common shares listed below have sole investment and voting power with respect to their shares.

The table lists applicable percentage ownership based on 345,368 common shares outstanding as of June 30, 2013. Unless otherwise noted, the address for each shareholder listed below is the same as our address.

Name of Beneficial Owner	Number of Shares		Percent of Class(1)
Donald P. Wood	7		*
Robert Lilley	2,500	(2)	*
William J. Mauck	1		*
Michael Shawd	1		*
Daniel Stohs	1		*
Ronald R. Reed	0		N/A
James V. Livesay	0		N/A
Michael Knuchel	0		N/A
Alan Stockmeister 213 Redondo Drive Jackson, Ohio 45640	28,968		8.39%

* Less than 1% of the outstanding shares.

(1)	On the advice of counsel, Mr. Mauck, Mr. Shawd, Mr. Stohs and Mr. Reed have not purchased any shares prior to the commencement of the rights offering. Rather, they have delayed their purchases so that they may participate in the public phase of the stock offering.
(2)	Mr. Lilley shares voting and investment control with respect to 625 of these shares that are owned by his spouse.

This prospectus supplement should be read in conjunction with the Prospectus, and this prospectus supplement is qualified in its entirety by reference to the Prospectus, except to the extent that the information herein modifies or supersedes the information contained in the Prospectus.

Investing in our common shares involves risks. Please read the “Risk Factors” beginning on page 9 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These common shares are not savings accounts, deposits, or other obligations of our bank subsidiary or any of our non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.